

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

May 3, 2010

Victor J. Coleman
Chief Executive Officer
Hudson Pacific Properties, Inc.
11601 Wilshire Blvd., Suite 1600
Los Angeles, California 90025

> **Re: Hudson Pacific Properties, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-11**
> **Filed April 9, 2010**
> **File No. 333-164916**

Dear Mr. Coleman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 2 in our letter dated March 17, 2010. Please note that we will need to review copies of the reports cited on or relied upon in your prospectus prior to completing our review.

Prospectus Summary, page 1

2.   We note your disclosure that Mr. Stern was "responsible for all acquisition, disposition, development and new investment activities" during his tenure at Arden Realty. Please revise to clarify that he was not <u>solely</u> responsible for all the investment decisions at Arden Realty or advise.

Our Competitive Strengths, page 3

3.   We note your response to comment 10 in our letter dated March 17, 2010 and the revisions made. You continue to disclose that your management team has been involved in real estate projects with an aggregate purchase price of $10 billion. As previously noted, this information is not appropriate for the prospectus summary. Please revise accordingly.

Our Properties, page 6

4.   We note the changes made pursuant to comments 11 and 12 in our letter dated March 17, 2010. Please also consider providing a tabular presentation that provides transparency into the total amount of cash rents expected from the initial portfolio taking into account the abatements and rent expirations.

Dividend Policy, page 48

5.   Please revise the subheading of this section to more accurately reflect that this section discusses your distribution policy.

6.   Reference is made to footnote 1 of your tabular presentation. We note that you added back approximately $833 representing amortization of origination costs related to your proposed secured credit facility. Given you do not have a firm commitment for this credit facility, adjustments for this arrangement should not be included in your calculation.

7.   Reconcile for us supplementally how the $1,931 in lease expirations compares to the anticipated 2010 expirations presented on page 93.

8.   In footnote 6, we note you have not included costs for the redevelopment of 875 Howard. Please clarify if you included net increases in rental income related to this property in your distribution table. If so, it would appear that a balanced presentation of the costs associated with this property should also be included. Further, since you have not received a firm commitment for the secured credit facility, it is unclear why you have used this as a potential source of funds for

tenant improvements and leasing commissions. Please revise accordingly. Lastly, if you plan to use proceeds from the offering to fund these improvements and costs, your Use of Proceeds on page 47 should clearly reflect your intention.

9.   We note in footnotes 6 and 7 that you have not included costs related to the Technicolor building. Given this property has been in service for an entire year, it is unclear why you have not provided cost information related to this property from the in-service date similar to your inclusion of City Plaza from the date of acquisition.

10.   Please clarify why the cash impact of your scheduled loan repayments or any other material financing cash outflows for the 12 month period are not reflected in your tabular presentation.

Selected Financial Data, page 55

11.   We have read and considered your response to comment 21 in our letter dated March 17, 2010. We note that you continue to present pro forma diluted funds from operations per share within the Per Share Data section of your Selected Financial Data. Such information should be included within the Other Data section of the Selected Financial Data. Please revise accordingly.

Business and Properties, page 83

Our Competitive Strengths, page 85

12.   Refer to the first bullet point in this section. Here, you state that Messrs. Coleman and Stern have been involved in real estate acquisitions and operations with a total value in excess of $10 billion. This does not appear to be consistent with the earlier disclosure in your summary that they have been involved in projects with an aggregate purchase price of $10 billion. Please revise or advise.

Our Initial Portfolio, page 89

Description of Our Office Properties, page 93

Technicolor Building, Hollywood, California, page 100

13.   We have read and considered your response to comment 31 in our letter dated March 17, 2010. Clarify whether Technicolor Inc. is a public company subject to the periodic reporting obligations of the Exchange Act of 1934. We will monitor your subsequent filing for resolution of disclosure requirements as it relates to this property.

Description of Our Media and Entertainment Properties, page 106

14.   We have reviewed your response to comment 33 in our letter dated March 17, 2010 and we continue to believe that tabular format of the lease expirations would be appropriate. Please revise accordingly.

Management, page 114

Additional Background of Our Executive Officers, page 117

Arden Realty, Inc., page 118

15.   We note that you have included disclosure with respect to the performance, market capitalization and other valuations for Arden Realty from the time of its IPO through its acquisition by GE. We refer you to Halvern Realty, Inc.'s Amendment No. 2 to Registration Statement on Form S-11 (file no. 333-163840) filed on February 16, 2010. It appears that the information presented in your prospectus with respect to Arden Realty differs from Halvern Realty's information. For example, you state that Arden Realty had an initial equity market capitalization of approximately $491 million, but Halvern Realty discloses that the initial equity market capitalization was approximately $435 million. Please revise or advise.

16.   With respect to your disclosure regarding different valuations of Arden Realty, including its "carrying value" of $418 million and $3.3 billion. Please explain further why these are appropriate valuation measures. Please also balance your disclosure of these measurements.

17.   We note your response to comment 26 in our letter dated March 17, 2010. The revisions made to your disclosure reference that "other REITs" also faced adverse business developments. Please revise your disclosure on page 119 to remove your references to "other REITs" as you should present balanced disclosure about Messrs. Coleman and Stern's leadership and track record with Arden Realty and not the track record of other REITs with which they had no affiliation.

Pro Forma Consolidated Financial Statements

Balance Sheet, page F-4

18.   Please tell us how your presentation of the preferred non-controlling equity partnership interest is in accordance with FASB ASC 810-10-45-16 and 810-10-55-4I.

Victor J. Coleman
Hudson Pacific Properties, Inc.
May 3, 2010
Page 5

Note 1 – Adjustments to the Pro Forma Combined Balance Sheet, page F-6

Adjustment (A), page F-6

19.   In your response you place considerable weight upon (i) the voting power of the Predecessor, (ii) the day-to-day control over the REIT and (iii) the significant representation on the board. In your analysis of the substantial voting block held by the investors in the Predecessor, it is not clear that there is an arrangement in place that would suggest these investors would vote in concert. Further, we note the Predecessor will not have voting control over the REIT or the OP. The same items presented in (ii) and (iii) would seem to also apply to Hudson Capital, LLC. Please further expand your analysis to address these factors.

20.   Please further clarify your assessment of the guidance set forth in FASB ASC 805-10-55-15. You have indicated that the company was formed specifically to continue the business of the Predecessor and facilitate a public offering. Tell us what factors were considered in determining whether the REIT has substance and how you weighed those in light of the cash consideration given and the other aspects of the formation transaction such as the acquisition of entities outside of the Predecessor.

Adjustment C, page F-7

21.   We note that you plan to issue preferred operating partnership units as part of your consideration for the non-Predecessor entities. Please disclose the per share value assigned to these units and how such value was determined.

22.   Also explain to us how you determined the value of the management agreements acquired from Hudson Capital, LLC to support the amount of consideration given by the company.

Adjustment D, page F-7

23.   We have read your response to comment 47 in our letter dated March 17, 2010 and will continue to monitor this issue.

Part II – Information Not Required In Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-4

24.   Refer to the agreements filed as exhibits 10.2, 10.6, 10.7, 10.8, 10.9, 10.10, 10.18
        and 10.19 to your registration statement. We note that the agreements, as filed,
        omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-
        K requires you to file all material contracts in their entirety. Please file the
        complete agreements or advise.

                                            * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

        ·   should the Commission or the staff, acting pursuant to delegated authority,
              declare the filing effective, it does not foreclose the Commission from taking
              any action with respect to the filing;

        ·   the action of the Commission or the staff, acting pursuant to delegated
              authority, in declaring the filing effective, does not relieve the company from
              its full responsibility for the adequacy and accuracy of the disclosure in the
              filing; and

        ·   the company may not assert staff comments and the declaration of
              effectiveness as a defense in any proceeding initiated by the Commission or
              any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413, if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Julian T.H. Kleindorfer, Esq.
    Bradley A. Helms, Esq.
    Latham & Watkins, LLP
    Via facsimile (213) 891-8763